

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2022

Sidney Chan
Chief Executive and Chief Financial Officer
ALR Technologies, Inc.
7400 Beaufont Springs Dr , Suite 300
Richmond , Virginia 23225

      Re: ALR Technologies, Inc.
            Form 10-K for the Year Ended December 31, 2021
            Filed March 22, 2022
            File No. 000-30414

Dear Mr. Chan:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Manufacturing

cc: Steven Brassard